UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

(Commission File No. 001-43312)

Vicore Pharma Holding AB

(Translation of registrant’s name into English)

Kornhamnstorg 53

SE-111 27 Stockholm, Sweden

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Company Announcement and Interim Report

On August 21, 2026, Vicore Pharma Holding AB (the “Company”) announced its unaudited financial results for the second quarter ended June 30, 2026, which are further described in the Company’s Interim Report Q2 2026 and press release, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

The information under the headings “CEO Comments” and “Sustainability at Vicore” in the attached Exhibit 99.1 and the information in the attached Exhibit 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits	Description
99.1	Interim Report Q2 2026
99.2	Press release dated August 21, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicore Pharma Holding AB

By:	/s/ Ahmed Mousa
Ahmed Mousa
Chief Executive Officer

Date: August 21, 2026

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